Exhibit 99.1

Aeterna Zentaris Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

CHARLESTON, S.C., January 26, 2021 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that it has received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has been granted an additional 180 calendar day period to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s shares, which will continue to trade on the Nasdaq Capital Market under the symbol “AEZS”. The Company has an additional 180 calendar days from the date of notification, which occurred on January 26, 2021, or until July 26, 2021, to regain compliance with the minimum bid price requirement. If at any time before July 26, 2021, the bid price of the Company’s common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification to the Company that it has achieved compliance with the minimum bid price requirement.

If the Company does not meet the minimum bid requirement during the additional 180-day grace period, Nasdaq will provide written notification to the Company that its shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company’s compliance status with such listing.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk where Aeterna Zentaris receives royalties on sales. According to a commercialization and supply agreement, MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd and Aeterna Zentaris will receive royalties on sales and other potential payments.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995,which reflect our current expectations regarding future events. Forward-looking statements in this press release include those relating to Aeterna’s ability to regain compliance with the Nasdaq’s minimum bid price requirement as well as the consequences for failing to do so and Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom. Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, our ability to obtain receipt of pricing and reimbursement approvals as well as those risks discussed in our Annual Report on Form 20-F, under the caption “Key Information Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com